 Exhibit 99.1

56 Temperance Street Suite 501 Toronto, Ontario M5H 3V5 CANADA Tel: 1 (416) 646-3825 Fax: 1 (416) 646-3828 www.gammongold.com

Gammon Gold Completes Successful 2010 Drilling Program at Ocampo and
Announces New Discoveries and Additional High Grade Drill Intercepts

Toronto, February 7, 2011: Gammon Gold Inc. (“Gammon”) (TSX: GAM and NYSE:GRS); Gammon is pleased to provide an update of drill results from the Ocampo exploration program.

During 2010 the Company completed 137,393 metres of drilling at Ocampo with twelve drill rigs operating on surface and underground during the fourth quarter.

New Discoveries Recent Drilling Highlights

Polvorin

Drilling at the Polvorin target, located directly north of the mine offices, reported additional high-grade mineralization.

  Drilling highlights include:

    Hole OG-1213, 0.5 metres grading 121.69 grams per tonne gold equivalent(1)

Refugio Norte

Drilling at the Refugio Norte target zone, located southeast of the mine offices and on the north side of the Refugio open pit, reported very high-grade mineralization.

  Drilling highlights include:

    Hole OG-1194, 0.8 metres grading 172.71 grams per tonne gold equivalent(1)

Resurrecion

Drilling began on the Resurrecion vein and shear zone during the fourth quarter. The Resurrecion target is located on the east side of the town of Ocampo and projects downward into the existing North-East mine complex and has reported high-grade mineralization.

  Drilling Highlights include:

    Hole OG-1155, 0.8 metres grading 26.58 grams per tonne gold equivalent(1)

Candelaria

Drilling on the Candelaria target, located directly under the Picacho open pit, reported encouraging results.

  Drilling Highlights include:

    Hole OG-1149, 0.6 metres grading 7.30 grams per tonne gold equivalent(1)

(1) Using the Company’s long-term gold equivalency ratio of 55:1

Key Drilling Highlights on Existing Veins

Altagracia

  Drilling highlights include:

    Hole OG-1150 , 2.3 metres grading 5.63 grams per tonne gold equivalent(1)

    Hole OG-1164, 7.1 metres grading 9.86 grams per tonne gold equivalent(1)

    Hole OG-1212, 1.2 metres grading 23.75 grams per tonne gold equivalent(1)

    Hole OG-1217, 1.5 metres grading 6.72 grams per tonne gold equivalent(1)

Balvanera

  Drilling highlights include:

    Hole OG-1134 , 1.3 metres grading 9.07 grams per tonne gold equivalent(1)

    Hole OG-1143 , 1.3 metres grading 6.37 grams per tonne gold equivalent(1)

    Hole OG-1143, 0.6 metres grading 39.74 grams per tonne gold equivalent(1)

    Hole OG-1195 , 0.5 metres grading 19.29 grams per tonne gold equivalent(1)

    Hole OG-1195 , 2.6 metres grading 9.93 grams per tonne gold equivalent(1)

Aventurero and LaMore

  Drilling highlights include:

    Hole OG-1185, 0.7 metres grading 25.24 grams per tonne gold equivalent(1)

    Hole OG-1185, 0.8 metres grading 10.67 grams per tonne gold equivalent(1)

    Hole OG-1197, 2.5 metres grading 11.33 grams per tonne gold equivalent(1)

Belen

  Drilling highlights include:

    Hole OG-1245, 0.5 metres grading 3.15 grams per tonne gold equivalent(1)

    Hole OG-1254, 1.0 metres grading 6.15 grams per tonne gold equivalent(1)

“We are very encouraged by the continuing positive results from our exploration program that supports the significant upside potential at Ocampo. The Company’s 2010 drilling program has clearly shown that the existing veins at Ocampo are open in four lateral directions.” stated Peter Drobeck, Sr. Vice President of Exploration and Business Development. He continued, “Our 2011 exploration program is well underway with five surface core rigs and six underground drill rigs working and we anticipate continuing to report positive results at Ocampo and our expanded land packages.”

Altagracia Target

Work over the past year showed that the Altagracia Target area is divided into two parts, separated by a post-mineral fault zone. Lower Altagracia drilling cut numerous high-grade intercepts that now indicate a 300-meter vertical interval of mineralization that is only 250 metres from existing underground infrastructure. The results received to date supports extension of planned underground development from Belen to Altagracia, which will ultimately connect the North-East underground operations to the PGR trend, or open pit zone, two kilometers to the south.

(1) Using the Company’s long-term gold equivalency ratio of 55:1

Drilling at the Altagracia Mine target, just 270 metres further to the east, has cut numerous anomalous intercepts following up earlier ore-grade intercepts from last year, and this is now planned for in-fill drilling to calculate a resource and potentially reserves.

Balvanera Vein

The Company presently mines the Balvanera vein in the North-East underground complex, but it has not been mined above the 1720 level. Drilling completed over the past 3 months has defined strong mineralization in this vein from near-surface to the 1720 metre level, a vertical interval of 120 to 170 metres from surface. This vein can be easily accessed from existing infrastructure.

Aventurero Vein and LaMore Vein

In addition to the exciting results at the Balvanera, nearby exploration on the Aventurero vein and LaMore vein have shown equally encouraging high-grade mineralization.

Note: The Ocampo drilling results have been reviewed by Qualified Person, Mr. Peter Drobeck. All sample analyses for Ocampo surface exploration drilling were performed by ALS-Chemex Laboratories, based in Vancouver, British Columbia, using standard fire assay procedures with AA finish. The Company has an established program of inserting certified control samples and blanks in compliance with best practices, and this program is used at Ocampo Company policies. Sample lengths are not necessarily true widths.

About Gammon Gold

Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. Gammon’s flagship Ocampo Property is located in Chihuahua State. Gammon also owns the suspended El Cubo mine in Guanajuato State and the Guadalupe y Calvo development property in Chihuahua State. In 2010 Gammon completed option purchase agreements to acquire the Los Jarros and Venus Projects located directly north and east of the Ocampo mine, the Mezquite Project in Zacatecas State, and has signed a binding Letter of Intent to joint venture into the La Bandera gold project in Durango State. The Company has made strategic investments in Golden Queen Mining Co. Ltd. and Corex Gold Corporation. The Company’s Executive Office is located in Toronto, Ontario.

For further information please visit the Gammon gold website at www.gammongold.com or contact:

Peter Drobeck	Anne Day
Sr. VP Exploration & Business Development	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416-646-3825	416-646-3825

(1) Using the Company’s long-term gold equivalency ratio of 55:1

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon gold’s Annual Report on Form 40-F, which may be secured from Gammon gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, future exploration results of its development program, the Company¹s ability to delineate additional resources and reserves as a result of such program, and the company¹s ability to mine such targets by mid-2011, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2010 results, operating performance projections for 2010 and 2011, our ability to fully fund our business model internally, 2010 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, the ability to access grid power at Ocampo, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

(1) Using the Company’s long-term gold equivalency ratio of 55:1

TABLE 1:

Select New Drill Results from Ocampo Surface Exploration Program, Q4 2010

Drill	From	To	Length Gold		Silver	AuEq(1)	Vein
Hole	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
OG-1150	105.7	108.1	2.3	5.29	19	5.63	Altagracia Lower
OG-1164	107.2	114.3	7.1	7.69	119	9.86	Altagracia Lower
OG-1174	87.9	89.0	1.1	1.26	239	5.59	Altagracia Lower
OG-1212	61.7	62.8	1.2	17.30	355	23.75	Altagracia Mina
OG-1217	40.4	41.0	0.6	0.66	129	3.01	Altagracia Mina
OG-1217	82.0	83.0	1.0	2.70	68	3.94	Altagracia Mina
OG-1217	92.9	94.4	1.5	6.11	33	6.72	Altagracia Mina
OG-1223	56.7	57.5	0.8	3.41	13	3.65	Altagracia Mina
OG-1228	28.8	29.8	1.0	3.65	10	3.83	Altagracia Mina
OG-1122	4.2	6.1	1.9	3.21	66	4.41	Aventurero near Bal.
OG-1185	114.7	115.4	0.7	14.55	588	25.24	Aventurero near Bal.
OG-1185	122.5	123.4	0.8	8.20	136	10.67	Aventurero near Bal.
OG-1197	81.7	84.2	2.5	8.83	138	11.33	Aventurero near Bal.
OG-1251	59.5	61.0	1.5	1.89	38	2.59	Aventurero Nivel 2
OG-1251	66.0	66.8	0.8	9.15	45	9.97	Aventurero Nivel 2
OG-1256	34.6	35.2	0.6	3.73	68	4.97	Aventurero Nivel 2
OG-1256	37.9	38.4	0.5	2.56	8	2.71	Aventurero Nivel 2
OG-1259	56.2	60.5	4.3	27.65	416	35.22	Aventurero Nivel 2
OG-1234	40.7	41.3	0.6	2.35	34	2.97	Aventurero SE
OG-1130	16.3	16.9	0.6	4.19	24	4.63	Balvanera
OG-1134	19.3	20.6	1.3	8.89	10	9.07	Balvanera
OG-1143	19.5	20.8	1.3	6.05	18	6.37	Balvanera
OG-1143	21.7	24.8	3.1	2.53	14	2.77	Balvanera
OG-1143	24.8	25.3	0.6	33.70	332	39.74	Balvanera
OG-1195	24.8	25.3	0.5	18.60	38	19.29	Balvanera
OG-1195	31.2	33.8	2.6	8.82	61	9.93	Balvanera
OG-1211	74.0	75.3	1.3	0.07	140	2.62	Balvanera
OG-1191	67.8	68.4	0.7	1.60	158	4.47	Balvanera-More
OG-1197	54.1	55.6	1.6	6.32	162	9.26	Balvanera-More
OG-1197	57.7	59.8	2.1	3.68	138	6.18	Balvanera-More
OG-1201	56.2	59.2	3.1	3.23	355	9.68	Balvanera-More

(1) Using the Company’s long-term gold equivalency ratio of 55:1

TABLE 1:

Select New Drill Results from Ocampo Surface Exploration Program, Q4 2010 (cont’d)

Drill	From	To	Length	Gold	Silver	AuEq(1)	Vein
Hole	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
OG-1245	70.2	70.7	0.5	2.05	61	3.15	Belen Alto
OG-1254	48.3	49.3	1.0	2.25	215	6.15	Belen Alto
OG-1224	25.0	27.0	2.0	0.56	51	1.49	Dog Clavo
OG-1224	61.4	62.5	1.1	3.77	138	6.28	Dog Clavo
OG-1181	79.6	80.6	1.0	0.07	300	5.52	La More
OG-1185	56.0	57.3	1.3	2.64	96	4.38	La More
OG-1149	158.6	159.7	1.1	3.29	18	3.62	Picacho-Candelaria
OG-1149	163.3	163.9	0.6	6.95	19	7.30	Picacho-Candelaria
OG-1213	99.9	100.5	0.5	48.60	4020	121.69	Polvorin
OG-1194	11.6	12.4	0.8	169.00	204	172.71	Refugio Norte
OG-1194	31.1	32.4	1.4	3.35	18	3.68	Refugio Norte
OG-1176	57.3	58.0	0.7	3.57	294	8.92	Res. Sistema 40º Az
OG-1176	140.6	141.5	0.8	1.73	103	3.60	Res. Sistema 40º Az
OG-1100	88.7	89.4	0.7	4.13	67	5.35	Resurreccion
OG-1127	20.1	20.8	0.8	3.11	123	5.35	Resurreccion
OG-1127	73.2	73.8	0.5	1.55	230	5.73	Resurreccion
OG-1140	33.9	34.9	1.0	1.79	108	3.75	Resurreccion
OG-1155	18.5	19.3	0.8	18.25	458	26.58	Resurreccion
OG-1155	22.0	22.6	0.7	2.18	54	3.16	Resurreccion
OG-1141	47.3	47.8	0.5	2.36	29	2.89	Stock Work Hill

Note: The Ocampo drilling results have been reviewed by Qualified Person, Mr. Peter Drobeck. All sample analyses for Ocampo surface exploration drilling were performed by ALS-Chemex Laboratories, based in Vancouver, British Columbia, using standard fire assay procedures with AA finish. The Company has an established program of inserting certified control samples and blanks in compliance with best practices, and this program is used at Ocampo Company policies. Sample lengths are not necessarily true widths.

(1) Using the Company’s long term gold equivalency ratio of 55:1

Venus Property
750000
760000
Los Jarros
3120000
Cerro Colorado
Aventurero
Jesus Maria
Heap Leach
Overland Conveyor
San Amado
Resurrecion
Underground
Operations
Refugio
Norte
Las Molinas
Polvorin
Crusher
Rosario
Mill
Balvanera
Santa Juliana/Belen
Open Pits
Stockwork Hill
Santa Eduviges
Altagracia
Candelaria
El Rayo
Picacho Extension
Sta. Librada
2010 new discoveries reserve additions -128k Aue* (June 2010)
0 1 2 3 4
kilometres
veins
new discoveries
* Assumes a 55:1 gold-to-silver ratio